Shelley International cpa
                               114 S. Mesa Dr. #E
                                 Mesa, AZ 85210

                             To Whom It May Concern:

RE: Sew Cal Logo Inc

We have read the disclosure with respect to this firm contained in the current report of Sew Cal Logo, Inc. filed with the Securities and Exchange Commission on March 28, 2006 under 4.01. We agree with the information regarding this firm contained in the report except that the word "dismissal" in subparagraph (a) should be changed to "resignation" and the word "termination" in the second paragraph under subparagraph (b) should be changed to "resignation". It is our understanding that the Company will file a current report on Form 8-K/A making the aforementioned corrections.

/s/ Mark Shelley

Shelley International cpa